[redacted]

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

10026483

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.E.Nightingale Brokerage Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4957 Lakemont Blvd C-4

(No. and Street)

Bellevue (City) WA (State) 98006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP

(Name – *if individual, state last, first, middle name*)

60 East 42nd St (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Walter E. Nightingale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.E.Nightingale Brokerage Services Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

HANNA NORQUIST
Notary Public - Arizona
Maricopa County
My Comm. Expires Nov 12, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
W.E. Nightingale Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of W.E. Nightingale Brokerage Services, Inc. as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.E. Nightingale Brokerage Services, Inc. as of December 31, 2009 and 2008 and the results of its operations, changes in stockholder's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules shown on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 16, 2010

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

W.E. Nightingale Brokerage Services, Inc.

Statements of Financial Condition

December 31,

	2009	2008
ASSETS		
Cash and cash equivalents	$ 1,312	$ 6,625
Receivable - clearing broker	28,050	28,900
Advance to shareholder	1,953	-
	$ 31,315	$ 35,525
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 3,000	$ 3,000
Stockholder's equity		
Capital stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	2,250	2,250
Additional paid-in capital	30,200	30,200
Retained earnings	(4,135)	75
Total Stockholder's Equity	28,315	32,525
	$ 31,315	$ 35,525

See notes to financial statements

W.E. Nightingale Brokerage Services, Inc.

Statements of Operations

Years Ended December 31,

	2009	2008
REVENUES		
Commissions	$ 18,820	$ 29,179
Interest	52	1,883
Total Revenues	18,872	31,062
EXPENSES		
Clearance fees	12,538	13,896
Office	4,123	7,878
Communications	2,369	2,428
Regulatory fees	565	825
Professional fees	250	4,875
Travel	2,369	11,167
Insurance	868	2,175
Total Expenses	23,082	43,244
Net (Loss)	$ (4,210)	$ (12,182)

See notes to financial statements

W.E. Nightingale Brokerage Services, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31,

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 2,250	$ 9,200	$ 12,257	$ 23,707
2008				
Capital contribution	-	21,000	-	21,000
Net (loss)	-	-	(12,182)	(12,182)
Balance at December 31, 2008	2,250	30,200	75	32,525
2009				
Net (loss)	-	-	(4,210)	(4,210)
Balance at December 31, 2009	$ 2,250	$ 30,200	$ (4,135)	$ 28,315

See notes to financial statements

W.E. Nightingale Brokerage Services, Inc.

Statements of Cash Flows

Years Ended December 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (4,210)	$ (12,182)
Adjustments to reconcile net loss to net cash from operating activities		
Changes in operating assets and liabilities		
Advance to shareholder	(1,953)	-
Receivable - clearing broker	850	(28,830)
Net Cash from Operating Activities	(5,313)	(41,012)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	-	21,000
Decrease in Cash	(5,313)	(20,012)
CASH AND CASH EQUIVALENTS		
Beginning of year	6,625	26,637
End of year	$ 1,312	$ 6,625

See notes to financial statements

1. Description of the Business

The Company is an introducing broker and has a standard agreement with its clearing broker; all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

2. Summary of Significant Accounting Policies

Accounting Changes

In July 2009, the FASB Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United States. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 16, 2010.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Commissions

Commissions on securities transactions are recorded on a trade date basis.

Income Taxes

The Company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

W. E. Nightingale's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2006.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the company had net capital of $26,362 which was $21,362 in excess of its required net capital. The company's net capital ratio was .11 to 1.

Supplemental Information

W.E. Nightingale Brokerage Services, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

December 31, 2009

NET CAPITAL	
Total ownership equity from statement of financial condition	$ 28,315
Deductions - Non allowable assets:	
Advance to shareholder	1,953
Net Capital	26,362
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement - 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	$ 21,362
Total Aggregate Indebtedness Liabilities	$ 3,000
Percentage of aggregate indebtedness to net capital	11%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2009.

W.E. Nightingale Brokerage Services, Inc.

Schedule of Computation of Reserve Requirements
under Exhibit A of Securities and Exchange Commission Rule 15c-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
under Securities and Exchange Commission Rule 15c-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
W.E Nightingale Brokerage Services, Inc.

In planning and performing our audit of the financial statements of W.E Nightingale Brokerage Services, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 16, 2010

W.E. Nightingale Brokerage Services, Inc.

Financial Statements

December 31, 2009 and 2008